(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

January 25, 2010

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Rutland Square Trust II (the trust):
Fidelity Strategic Advisers Growth Fund (the fund)
File Nos. (333-139427) and (811-21991)
Post-Effective Amendment No. 5

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 5 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated November 30, 2009, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity Strategic Advisers Growth Fund. This filing serves to register Fidelity Strategic Advisers Growth Fund as a new series of the trust.

Pursuant to Rule 485(a), the trust elects an effective date of April 10, 2010. We request your comments by February 24, 2010.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Renée Cummings
Renée Cummings
Legal Product Group